Exhibit 99.1

NYSE-A: ROY	NR 09-16
TSX: IRC	August 14, 2009

INTERNATIONAL ROYALTY CORPORATION
REPORTS 2009 SECOND QUARTER RESULTS

DENVER, COLORADO – August 14, 2009 - International Royalty Corporation (NYSE-Amex: ROY, TSX: IRC) (the "Company" or “IRC”) today reported its 2009 second quarter financial results. All figures are in United States dollars unless noted otherwise. Complete financial results are available on SEDAR, EDGAR and on the Company’s website at www.internationalroyalty.com.

Highlights for the second quarter of 2009:

  Royalty revenue was $6.1 million, compared to $8.6 million the quarter ended June 30, 2008.

  Earnings from operations were $134,000, compared to $2.2 million the quarter ended June 30, 2008.

  Cash flow from operations increased by $3.4 million to $2.9 million, compared to $(467,000) the quarter ended June 30, 2008.

  As a result of the McWatters transaction, IRC was not required to pay taxes to Canada Revenue Agency in June 2009, compared to $7.5 million paid in June 2008. The Company also reduced its current taxes payable by approximately $4.6 million from its liability at March 31, 2009.

  Production began at the Las Cruces and Johnson Camp copper projects on which the Company has royalties of 1.5% and 2.5% Net Smelter Return (“NSR”), respectively.

  The Gwalia Deeps mine produced 31,000 ounces of gold in the second quarter, a 31% increase over the prior quarter.3 IRC holds a 1.5% NSR royalty on this project.

  IRC successfully closed a CA$57.6 million common share financing in July 2009. This share issue provided IRC with $46.8 million in cash, which exceeds the Company’s senior secured debentures as of June 30, 2009 by approximately $23.1 million.

Financial Highlights

Royalty revenues for the three months ended June 30, 2009 were $6,098,000, as compared to $8,610,000 for the three months ended June 30, 2008. The decrease is mainly due to a decline in revenue from the Voisey’s Bay mine of $3,340,000 offset by royalty revenue from the Skyline thermal coal mine of $259,000, the newly acquired Johnson Camp copper mine of $106,000 and the newly commissioned Gwalia Deeps gold mine of $424,000.

Revenue recognized from the effective 2.7% NSR royalty on the Voisey’s Bay nickel, copper and cobalt mine was $4,646,000 for the quarter ended June 30, 2009 and $7,986,000 in 2008. The decrease in revenue from the Voisey’s Bay mine was due to an increase in production of contained nickel in concentrate offset by significantly lower nickel prices in 2009 as compared to 2008. Total contained nickel in concentrates paid on the Voisey’s Bay mine during the quarter ended June 30, 2009 was approximately 42.0 million pounds compared to approximately 30.5 million pounds for the quarter ended June 30, 2008. The increase in paid production was offset by a decrease in the average price of nickel during the quarter from $12.93 per pound in 2008 to $4.99 per pound in 2009.

Earnings from operations were $134,000 for the second quarter of 2009 compared to $2,198,000 for the second quarter of 2008. This was due to a decrease in royalty revenues of $2,512,000 and an increase in amortization of $738,000 offset by lower royalty taxes and other expenses. For the first six months of 2009, earnings from operations were $54,000 compared to $4,998,000 in 2008. The decrease was primarily a result of a decrease of $5,696,000 in royalty revenues.

On April 9, 2009, the Company acquired all of the outstanding common shares of McWatters Mining, Inc. (“McWatters”) representing a 45% voting interest. A class of voting preferred shares created under that Plan of Arrangement and issued to all former common shareholders of McWatters is entitled to 55% of the votes and an amount not exceeding CA$1.0 million of cumulative dividends and redemption amounts. All income in excess of CA$1.0 million will accrue to the common shares, all of which are owned by IRC.

McWatters was reorganized effective on June 2, 2008, and pursuant to a proposal with its creditors, substantially all of its unsecured creditor claims were acquired by CFT Capital, Inc. (“CFT”), and the balance of such claims have been settled. At the date of transaction, McWatters had remaining liabilities of CA$7.3 million which will be payable out of 6.0% of available cash flow of McWatters. McWatters has approximately CA$140.0 million of available resource deductions and tax-loss carryforwards. As of April 9, 2009, IRC had advanced approximately $2.0 million to CFT to fund a portion of the cost of the reorganization of McWatters. This amount is repayable by CFT to IRC from cash flow over five years plus interest of 1.0% per annum.

As a result of the McWatters transaction, the Company expensed transaction costs of $6.7 million. As noted above, McWatters has estimated accumulated non-capital losses carried forward, resource expenses and partnership losses for federal purposes totaling approximately CA$140.0 million which are available to reduce future taxable income, the benefits of which have not been recognized in the financial statements. Due to this transaction, IRC was not required to pay taxes to Canada Revenue Agency in June 2009. The Company paid $7.5 million in taxes in June 2008. The Company also reduced its current taxes payable by approximately $4.6 million from its liability as of March 31, 2009.

Net loss for the second quarter of 2009 was $7.9 million compared to net earnings of $927,000 for the second quarter of 2008. This loss was primarily due to the expensing of $6.7 million of costs related to the McWatters transaction on April 9, 2009. The Company also had a net foreign currency loss of $1.4 million in the second quarter of 2009, compared to $117,000 in the second quarter of 2008.

Cash flow from operations for the quarter ended June 30, 2009 increased by $3.4 million to $2.9 million compared to the quarter ended June 30, 2008.

Bought Deal Financing

On July 15, 2009, the Company closed an offering of 14,100,000 common shares of IRC at a price of CA$3.55 per common share for total gross proceeds of CA$50,055,000. The Company also granted to the underwriters an over-allotment option of up to 2,115,000 common shares which were fully exercised on July 24, 2009 at a price of CA$3.55 per share for gross proceeds of CA$7,508,250. Closing of the over-allotment option brings total gross proceeds from the offering to CA$57,563,250, and net proceeds to approximately CA$54.1 million. IRC’s has 94,695,356 common shares issued and outstanding after the financing.

Developments on Existing Royalties

The Wolverine zinc project is scheduled for commissioning during 2010. Excavation work has continued as concrete footings are being poured for the mill building, concentrate load-out facility, power plant, maintenance shops and administrative buildings.1 IRC holds a sliding-scale royalty on all precious metals production from this project.

Saracen Mineral Holdings Limited’s Carosue Dam gold project is slated for commissioning during 2010. Initial gold production is expected to be 120,000 ounces per year from the South Laverton region.2 IRC’s holds a 1.5% NSR royalty on this project.

Production at Gwalia Deeps for the first six months of 2009 totalled 54,000 ounces of gold. Production is expected to ramp up to 200,000 ounces per year within 18 months of its fourth quarter 2008 start-up.3 IRC holds a 1.5% NSR royalty on Gwalia Deeps.

On August 1, 2009, employees at the Voisey’s Bay nickel mine rejected a contract offer and elected to go on strike.4 Due to the payment timing and price mechanisms in our royalty contract with Vale Inc. (“Vale”), the operator, the strike should not impact payable metal in the third quarter of 2009. The impact of the strike, if any, would likely occur in the fourth quarter of 2009 or the first quarter of 2010. Because the IRC royalty applies to pounds of metal produced, any impact would be to defer revenue, not to reduce it.

The Johnson Camp copper mine produced 2.1 million pounds of copper during the three months ended June 30, 2009. During the last week of July, copper production averaged a monthly rate of approximately 1.3 million pounds. This is nearly double the second quarter 2009 average of 0.7 million pounds per month. By the end of 2009, the operator expects to ramp-up to an average production rate of 25 million pounds of copper per year.5 IRC acquired a 2.5% NSR royalty on the project on March 31, 2009.

The Las Cruces copper project produced its first copper cathodes in June 2009 and shipped in July 2009. Annual production at Las Cruces is planned to average 72,000 tonnes of cathode copper over the life of the mine.6 IRC holds a 1.5% NSR royalty on the Las Cruces project.

In the fourth quarter of 2009, production is expected to begin at Avocet Mining’s Inata gold project (Belahouro) in Burkina Faso, West Africa. Avocet recently took over Wega Mining and is expected to give the project access to sufficient resources for timely completion and start up.7 IRC holds a 2.5% NSR royalty on this project.

China Minmetals has announced that they are investigating the restart of the Avebury nickel project in Tasmania, subject to the price of nickel being sustained around recent levels of greater than $7.00 per pound.8 IRC holds a 2.0% NSR royalty on the Avebury project.

References:

1.	Yukon Zinc Wolverine Report, July 21, 2009
2.	www.saracen.com.au
3.	St Barbara Ltd Financial Results for the Twelve Months Ended June 30, 2008.
4.	Canadian Press update, July 8, 2009
5.	Nord Resources Corporation News Release, August 6, 2009
6.	Inmet Mining Corporation Investor Presentation, BMO Capital Markets 2009 Global Metals & Mining Conference, February 23, 2009
7.	Avocet Mining PLC, News Release, April 29, 2009
8.	OZ Minerals press release dated May 6, 2009

Summary of Financial Information:

($ thousands, except per share data, unaudited)	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
Statement of Operations
Royalty revenues	$6,098	$8,610	$13,197	$18,893
Earnings from operations	134	2,198	54	4,998
Earnings (loss) before income taxes	(8,798)	1,465	(7,879)	4,713
Net earnings (loss)	(7,908)	927	(4,603)	3,338
Basic and diluted net earnings (loss) per share	$(0.10)	$0.01	$(0.06)	$0.04

Statement of Cash Flows
Cash provided by (used in) operating activities	$2,921	$(467)	$7,601	$5,931

	June 30,	December 31,
	2009	2008
Balance Sheet
Total assets	$370,024	$376,570
Shareholders’ equity	291,507	297,280

Payable production and revenues on the Company’s royalties and average metal prices received were as follows:

Production and revenue (unaudited)

				Payable Metal Production (1)
			Quarter Ended June 30,		Six Months Ended June 30,
Mine	Commodity	Royalty	2009	2008	2009	2008
Voisey’s Bay
	Nickel	2.7% NSR	42,047	30,504	95,314	68,460
	Copper	2.7% NSR	9,063	8,629	25,292	42,486
	Cobalt	2.7% NSR	1,732	1,551	4,267	3,121
Southern Cross	Gold	1.5% NSR	39	37	76	73
Skyline	Thermal Coal	1.413	574	-	1,331	-
Gwalia Deeps	Gold	1.5% NSR	31	-	54	-
Williams	Gold	0.25% NSR	37	31	91	69
Meekatharra	Gold	0.45% NSR	-	13	-	24
Johnson Camp	Copper	2.5% NSR	2,070	-	2,070	-

		Revenue (thousands)
	Quarter Ended June 30,		Six Months Ended June 30,
Mine	2009	2008	2009	2008
Voisey’s Bay	$4,646	$7,986	$10,579	$17,584
Southern Cross	545	478	1,051	1,007
Skyline	259	-	584	-
Gwalia Deeps	424	-	738	-
Williams	85	69	206	156
Meekatharra	-	51	-	93
Johnson Camp	106	-	106	-
Avebury (2)	-	-	(104)	-

(1)

Gold is in thousands of ounces; thermal coal is in thousands of tonnes; nickel, copper and cobalt are in thousands of contained pounds in concentrate. Silver ounces are converted to gold ounce equivalents by dividing silver revenue by the average price of gold during the period. Production reports are received from the operators of the properties.

(2)	2009 amount represents an adjustment upon settlement of revenue from the fourth quarter of 2008.

Average metal prices realized (in US$) (unaudited)

	Quarter Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Gold, per ounce	$926	$851	$919	$912
Thermal coal, per tonne	31.92	-	31.04	-
Nickel, per pound (1)	4.99	12.93	4.82	12.63
Copper, per pound (1)	1.80	5.00	1.66	3.09
Cobalt, per pound (1)	15.15	47.17	13.05	46.55

(1) Before transportation, smelting and refining costs.

Complete financial results are available on SEDAR, EDGAR and on the Company’s website at www.internationalroyalty.com.

IRC invites you to participate in its Second Quarter 2009 Results conference call.

The Company will host this conference call Monday, August 17, 2009 at 11:00 AM EDT, 9:00 AM MDT.

To participate in the conference call, please dial 416 644-3416 or toll free 800 733-7571. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive: Please dial 877 289-8525, passcode 2131 1601 followed by the pound (#) sign. The conference call will be archived from Monday, August 17, 2009 1:00 PM EDT to Monday, August 24, 2009 1:59 AM EDT.

Peter Clarke of SRK Consulting, a qualified person for the purposes of National Instrument 43-101, has reviewed this press release.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds more than 85 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX: IRC) as well as the NYSE – Amex (NYSE-A: ROY).

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information, please contact:
Jack Perkins, Director of Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Barbara Komorowski: bkomorowski@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's expectations in regards to the production start dates for the projects on which IRC has royalties, expected rates of production, lives of mine and expected cash costs. Financial information contained in this press release is unaudited. In certain cases, forward-looking statements can be identified by the use of words or phrases such as “plans”, “expects”, “anticipates”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance, develop, reopen, restart or successfully place their projects into production, including commodity prices, pending permits, and access to financial resources; maintain ongoing production; resolve labor, regulatory and operational issues and continue operations. IRC’s forward-looking statements in this release regarding the effect of new tax legislation, benefits of tax legislation, projected royalty revenue, ongoing production and royalties, projected amortization and royalty tax exposure, anticipated governmental or regulatory impact on projects and the anticipated timing of the start of production on several of the projects on which it has royalties are based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, commodity prices, accuracy of project operator projections, governmental regulation, and project operators’ ability to finance, construct and successfully operate these properties. The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements.